Exhibit A

Ceragon Fourth Quarter Financial Results 2013 Scheduled for Release on Feb. 13, 2014

January 6, 2014

CERAGON NETWORKS® FOURTH QUARTER 2013 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON FEBRUARY 13, 2014

Paramus, New Jersey, January  6, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless high-capacity wireless hauling specialist, today provides details of the conference call for the fourth quarter, 2013 financial results. The Company will issue a press release announcing its results during pre-market hours on Thursday, February 13, 2014.

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (USA) (800) 230-1085 or international +1 (612) 332-0107 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone: (USA) (800) 475-6701     (International) +1 320-365-3844, Access Code: 314921. A replay of both the call and the webcast will be available through March, 13 2014.

About Ceragon Networks Ltd.

Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless high-capacity wireless hauling specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Company Contact:	Media Contact:	Investor Contact
Yoel Knoll	Justine Schneider	Claudia Gatlin
Ceragon Networks	Calysto Communications	CMG International
Tel: +1-(201)-853-0271	Tel: +1-(404)-266-2060 x507	Tel. +1-(201)-853-0228
yoelk@ceragon.com	jschneider@calysto.com	ir@ceragon.com

Ceragon Fourth Quarter Financial Results 2013 Scheduled for Release on Feb. 13, 2014

January 6, 2014

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the satisfaction of the conditions to the closing of the offering, market conditions, risks associated with the cash requirements of our business and other risks detailed from time to time in our Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.